EXHIBIT 40

[Pinault-Printemps-Redoute logo]
                                                          Paris, October 3  2003


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                                  PRESS RELEASE
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                       PINAULT-PRINTEMPS-REDOUTE ANNOUNCES
                        NEW PUT OPTION PRICE OF US$ 85,52
              AFTER GUCCI GROUP'S RETURN OF CAPITAL TO SHAREHOLDERS


Pinault-Printemps-Redoute today announces a new put option price of US$ 85.52 following the Euro 13.50 per share return of capital to Gucci Group's shareholders on October 2, 2003. The original put option price was US$ 101.50.

The new put option price is in accordance with the Restated Strategic Investment Agreement ("RSIA") signed by the Gucci Group and Pinault-Printemps-Redoute on September 9, 2001.

NOTE
Under Article 2.4 of the RSIA, Pinault-Printemps-Redoute is required to make a cash public offer for all Gucci Group shares at a US$ 101.50 put option price from March 22 to April 30, 2004.

Under Article 2.6 of the RSIA, in the event of a special payment to shareholders Gucci Group's Independent Directors may adjust the put option price by an amount up to the special payment, adjusted for the time value of money (3 month LIBOR plus 1%) between the date of payment and the final day of the public offer period, April 30, 2004.

On July 16, 2003 at the Annual General Meeting Gucci Group's shareholders approved a special Euro 13.50 per share return of capital. In accordance with
Article 2.6 the Independent Directors reduced the put price by US$ 15.98. This amount is calculated as follows:

- US$ 15.78: The US dollar per share equivalent of Euro 13.50 determined by the Euro 1/US$ 1.1692 exchange rate published by the European Central Bank shortly after 2:15pm Central European Time on October 2, 2003.

- US$ 0.20: The US dollar denominated time value of money determined by applying 2.15% (3-month US dollar LIBOR fixed on October 2, increased by 100 basis points) to US$ 15.78 over the period from October 2, 2003 to April 30, 2004.


Pinault-Printemps-Redoute is a leading European non-food retailer through such companies as Printemps, Conforama, Redcats and Fnac, and the world's third largest Luxury Goods Group through Gucci Group of which PPR holds over 67 %. PPR is active in over 65 countries. In 2002, PPR posted consolidated sales of EUR
27.4 billion, operating profits of EUR 1.8 billion and net profits of EUR 1.6 billion and employed 108 000 people. The shares of Pinault-Printemps-Redoute are listed on the Paris Stock Exchange.


CONTACTS
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Press:                             Juliette Psaume       01 44 90 63 02
Analysts/Investors:                David Newhouse        01 44 90 63 23
                                   Alexandre de Brettes  01 44 90 61 49
Press site:                        www.pprlive.com
Analysts/investors sites:          www.pprfinance.com


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